DECKER & CO, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

833 Market Street, suite 625
(No. and Street)

San Francisco (City) CA (State) 94103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Rd #270 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew Dailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decker & Co, LLC, as of April 25, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

COO

Title

Notary Public See attached.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo)

On April 27, 2020 before me, Colleen Howell, Notary Public
(insert name and title of the officer)

personally appeared Andrew L. Dailey,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

COLLEEN HOWELL
COMM. # 2315536
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
MY COMM. EXP. DEC. 14, 2023

Signature [signature] **(Seal)**

<u>TABLE OF CONTENTS</u>

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplemental Information	
Schedule I	11
Report of Independent Registered Public Accounting Firm	12
Decker & Co. Exemption Report	13
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	14
SIPC-7	15 - 16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decker & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Decker & Co., LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2014
Walnut Creek, California
April 24, 2020

Decker & Co, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 3,935
Clearing deposit	250,000
Accounts receivable	140,145
Total Assets	$ 394,080

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts Payable	$ 139,872
Total Liabilities	139,872
Contributed Capital, net of accumulated withdrawals	1,114,104
Cumulative earnings	(859,896)
Members' Equity	254,208
Total Liabilities and Members' Equity	$ 394,080

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Income
For the Year Ended December 31, 2019

Revenue	
Commission Income	$ 1,002,691
Research Income	192,471
Private Placements	407,868
Other Income	75,000
Total Revenue	1,678,030
Expenses	
Commissions to Foreign Brokers	384,055
Clearing and Non-Brokerage Charges	180,394
Payroll and Consulting Expenses	413,500
Communications Expenses	253,808
General & Administrative (all other accounts)	269,058
Total Expenses	1,500,815
Net Income (Loss)	$ 177,215

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC

Statement of Changes in Members' Equity

December 31, 2019

	Contributed Capital, net	Accumulated Deficit	Total
Balances, 12/31/18	$ 1,344,604	$ (1,037,111)	$ 307,493
Net Income/(Loss)	-	177,215	177,215
Member Contribution, net	(230,500)	-	(230,500)
Balance, 12/31/19	$ 1,114,104	$ (859,896)	$ 254,208

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Cash Flows
December 31, 2019

Cash flows from operating activities:	
Net Income/(Loss)	$ 177,215
(Increase) decrease in	
Accounts receivable	39,134
Increase (decrease) in	
Accounts payable and accrued liabilities	16,931
Net cash provided by (used in) operating activities	233,280
Cash flows from financing activities:	
Members' distribution	(230,500)
Net cash provided by (used in) financing activities	(230,500)
Net increase in cash	2,780
Cash balance, beginning of year	1,155
Cash balance, end of year	$ 3,935

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

Decker & Co, LLC (the "Company") was organized in the State of Delaware on October 31, 2012. The Company is currently registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Security Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the offer and execution by foreign broker dealers under a chaperone agreement under SEC Rule 15a-6 to eligible investors, introduction to foreign issuers for exchange traded foreign securities, for the indirect distribution of research on foreign securities and for acting as an agent for domestic securities transactions for its clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

The Company maintains cash balances at two institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2019, the Company's cash balance at each of the institutions is below the FDIC insured limit.

Accounts Receivable

Accounts receivable consist of commission earned, but not received income billed as of December 31, 2019. Accounts receivable are stated at estimated net realizable value. Decker receives commission income from the clearing brokers directly and Decker will perform reconciliation against these amounts and provision for any potential credit losses.

Revenue Recognition

Revenue is recorded when securities transactions are confirmed by contra parties as to having been executed (trade date). Other non-securities income is recorded as earned when the Company's performance obligation to its customer for a given transaction is met.

A new accounting pronouncement, ASC 606, was adopted during 2018. The pronouncement had no impact on operations during the year. The company used the retroactive method for implementation, which had no impact on current year operations.

2. Management Plan

The Company had current year income of $177,215 in the year ending December 31, 2019. This was due to management modifying operations to decrease salaries and increase reps' commissions. The Company has also begun to focus on private placements as a line of business.

3. Members' Equity

Pursuant to the operating agreement dated October 31, 2012 and subsequent amendments, Decker & Co, LLC had capital contributions of $1,114,104, with net equity of $254,208 as of December 31, 2019. Member distributions totaled $230,500 for the year.

4. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 1.23 to 1 at December 31, 2019. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2019, the Company had net capital as defined of $114,063, which exceeded the minimum requirement of $9,325. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

5. Exemption From Rule 15c3-3

With respect to transactions introduced on a fully disclosed basis the Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities.

Pursuant to rule 15a-6, the company is not exempt from rule 15c3-3. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

6. Income Taxes

There is no federal income tax liability for the Company at December 31, 2019. As a Limited Liability Company ("LLC") the Company is a flow-through-entity similar to a partnership.

In 2019, $2,643 was recognized for California Franchise Tax expense. The California tax is based on gross receipts.

7. Leases or Lease Commitment

Total rent expense for 2019 was $29,430. The company has entered into no future commitments to pay rent at any office location. The office pays rent on a month to month basis.

8. Fixed Assets

At December 31, 2019, the Company's fixed assets were fully depreciated.

9. Fees and Commissions to Foreign Brokers

It is the policy of the Company to include the brokerage fees charged by the Company's foreign broker partners as an expense, or the equivalent amount of brokerage commissions charged to clients to cover these fees as revenue. In 2019, these charges totaled $384,055 paid to foreign brokers. During 2019, Decker's clients generated total commissions of $1,678,030, which includes both commissions of $1,293,975 paid to Decker, as well as commissions of $384,055 that were paid to other brokers.

10. Commission Payments

As noted in the opinion, commission receipts for various smaller, illiquid foreign countries exceeded reasonable collection expectations due to transaction volume and/or sporadic payments. Timeliness of revenue collections can often be six months or longer depending on foreign markets. Management is comfortable with amounts that cannot necessarily be verified at the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issued.

11. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issued.

As of April 3, 2020 the Company ceased acquisition talks with Wedbush.

12. Potential Sale

During 2019, management was involved in discussions to sell the Company or a majority of its assets to Wedbush. As part of these talks, the Company sold certain intangible assets to the potential acquiring broker dealer in November 2019 for cash.

13. Accounting Standards

The following standard was implemented during 2019, and as a result there was no beginning balance effect on these financial statements for the year ended December 31, 2019.

ASC 842 – lease accounting.
This standard did not affect the company, as it has no leases.

The following standards have been issued, but not yet adopted, as the company is currently evaluating the impact that these standards will have on the financial statements.

ASC 815 – derivative and hedging
ASC 326 – financial instruments – credit losses

14. Litigation

At December 31, 2019, the company was involved in a lawsuit brought by a former employee. Management expects the case will settle with no material implications to the Company.

Decker & Co, LLC
Schedule I
Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2019

Company equity	$ 254,208
Less non-allowable assets	
Accounts receivable	(140,145)
Net Capital	114,063
Greater of 6-2/3% of aggregate indebtedness ($139,872) Or $5,000	9,325
Net capital in excess of requirement	$ 104,738
Ratio of aggregate indebtedness ($139,872) to Net capital ($114,063) (Required to be less than 15 to 1)	1.23 to 1

Reconciliation of FOCUS to Financial Statements

Net Capital reported on FOCUS IIA	$118,344
Decrease in cash	-
Increase in accounts payable	(4,281)
Net Capital in Financial Statement	$114,063
Aggregate indebtedness reported on FOCUS IIA	$ 135,591
Increase in accounts payable	4,281
Aggregate indebtedness in Financial Statement	$139,872

Decker & Co, LLC Exemption Report

Decker & Co, LLC (the "Company") is a registered broker/dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019, without exception.

The Company acted as broker for private placement transactions in 2019, which are covered by the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i), however since the Company was at no time in possession, control, or custody of customer cash, securities, or other assets these activities do not fall within the scope of the rule.

I, Mark Decker, swear or affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: Managing Member

Date: April 24, 2020

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decker & Co., LLC

We have reviewed management's statements, included in the accompanying Decker & Co., LLC Exemption Report, in which (1) Decker & Co., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Decker & Co., LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii (exemption provisions) and (2) Decker & Co., LLC stated that Decker & Co., LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception. Decker & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Also, in Decker & Co., LLC's exemption report management makes the following statement: The Company acted as broker for private placement transactions in 2019, which are covered by the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i), however since the Company was at no time in possession, control, or custody of customer cash, securities, or other assets these activities do not fall within the scope of the rule.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Decker & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 24, 2020

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Decker & Co., LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Decker & Co., LLC and the SIPC, solely to assist you and SIPC in evaluating Decker & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Decker & Co., LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Decker & Co., LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Decker & Co., LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 24, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DECKER & CO LLC
833 MARKET ST STE 418
SAN FRANCISCO, CA 94103-1822

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,293

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,293

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,293

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Decker & Co, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of April, 20 20.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,678,417
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	150,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,528,417
2e. General Assessment @ .0015	$ 2,293 (to page 1, line 2.A.)